

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

John Rodin
Chief Executive Officer
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153

Re: Longview Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 6, 2021
File No. 333-250995

Dear Mr. Rodin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Directors and officers of Longview have potential conflicts of interest , page 46

1. We note your revisions in response to prior comment 2 and reissue in part. Please clarify that Longview's officers' and directors' significantly lower investment per share in their Longview shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment.

Background of the Business Combination, page 106

2. We note your revisions in response to prior comment 4 of material terms that were negotiated. However, we do not see any discussion of how these material terms were negotiated. Please further revise to discuss the negotiations regarding the enterprise value

and the other material terms from the draft letter of intent from Longview until execution of the merger agreement. For example, what was Butterfly's counterproposal related to valuation, the terms of a minimum cash closing condition and governance matters? How did the parties come to an agreement on the final material terms?

<u>Representations and Warranties, page 123</u>

3. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachel D. Philips, Esq.